Filed Pursuant to Rule 433
Registration Statement No. 333-147604
Issuer Free Writing Prospectus
Dated November 28, 2007
Relating to Prospectus
Dated November 23, 2007
and the Prospectus Supplement
Dated November 23, 2007

November 28, 2007

TO:	PARTICIPANTS IN THE REDWOOD TRUST, INC. DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

Dear Plan Participant:

Effective November 23, 2007, we amended the Redwood Trust, Inc. Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”). The amended Plan is set forth in the enclosed Prospectus Supplement. New provisions of the amended Plan include, among others, the following:

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The Optional Cash Payment Due Date is one business day before (i) the relevant Investment Date, in the case of Optional Cash Payments of $10,000 or less, and (ii) the commencement of the relevant Investment Period, in the case of pre-approved Optional Cash Payments in excess of $10,000.

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Shares will be purchased under the Plan at the applicable discount, if any, from the Market Price. The Market Price, in the case of shares purchased directly from us, will be the volume weighted average stock price on the date of purchase. The Market Price, in the case of shares purchased on the open market, will be the weighted average of the actual prices paid for all of the common stock purchased by the Plan Administrator.

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Each month, we may establish a discount of between 0% and 3% from the Market Price applicable to Optional Cash Payments of $10,000 or less or dividend reinvestments used to purchase shares, or between 0% and 5% from the Market Price applicable to pre-approved Optional Cash Payments in excess of $10,000.

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Each Optional Cash Payment is subject to a minimum per month purchase of $100 if you are an existing stockholder or $500 per month if you are a new investor, and a maximum per month purchase of $10,000. Optional Cash Payments in excess of $10,000 may be made only with our prior approval.

The terms of the amended Plan are described in more detail in the Prospectus Supplement. Please read the Prospectus Supplement thoroughly to make certain that you understand all provisions of the amended Plan.

As a current participant in the Plan, you will automatically be enrolled in the amended Plan. You may withdraw from the amended Plan by following the procedures described in the amended Plan set forth in the Prospectus Supplement. If you have any questions about the Plan, please contact Computershare Trust Company, N.A., at (888) 472-1955 or Redwood Trust’s investor relations department at (415) 389-7373.

Redwood Trust, Inc. has filed a registration statement (including the enclosed Prospectus) and a Prospectus Supplement with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and the Prospectus Supplement and the other documents Redwood Trust, Inc. has filed with the SEC for more complete information about Redwood Trust, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Redwood Trust, Inc. will arrange to send you the Prospectus and Prospectus Supplement if you request them by calling toll-free 1-866-269-4976.

Thank you for your continued interest in Redwood Trust, Inc.

Sincerely,

/s/ Martin S. Hughes

Chief Financial Officer